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                                                                                                                August 12, 2008

Via EDGAR and Overnight Mail

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Re:	College Tonight, Inc. — Form 10-KSB/A
File No. 0-26599

Attention: Terry French, Accountant Branch Chief

Dear Ms. French:

On behalf of College Tonight, Inc. (the “Company”), we provide below our response to the following comment included in your letter dated July 17, 2008 concerning the Company’s Annual Report on Form 10-KSB/A:

“It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007… If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.”

As stated in Item 8A of the Company’s Amendment No. 1 on Form 10-KSB, Zachary Suchin, College Tonight’s Chief Executive Officer, and Aaron Samel, Vice President of Finance and Business Development, “evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007 and concluded that the Company’s disclosure controls and procedures are (1) designed to ensure that material information relating to the Company is made known to our Chief Executive Officer and Vice President of Finance by others, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in reports filed under the Exchange Act is recorded and communicated to our management and then processed, summarized and reported within the time periods specified in the Commission’s rules and forms.”

The Company believes that it conducted its assessment of internal control over financial reporting as of December 31, 2007.  However, in light of your letter and the possibility that an investor or prospective investor of our common stock might conclude that the Company did not complete its management assessment for the year ended December 31, 2007, we are filing via EDGAR an amended Form 10-KSB to clarify that the required management assessment was conducted.

A copy of the Company’s Amendment No. 2 on Form 10-KSB/A is enclosed for your convenience.  As indicated, we have relocated discussion of the Company’s Controls and Procedures to Item 8A(T) from Item 8A; the Company has four employees and is a small business issuer currently exempt from obtaining an attestation report from the Company’s registered public accounting firm regarding our internal control over financial reporting.

Very truly yours,

/s/ Stephen A. Salvo
Stephen A. Salvo

cc:  Aaron Samel, College Tonight, Inc.

enclosure